Creatd, Inc.

419 Lafayette Street, 6th Floor

New York, NY 10003

July 14, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Creatd, Inc.
Registration Statement on Form S-1
File No. 333-265251

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Creatd, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:45 p.m. Eastern Time on Friday, July 15, 2022, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Creatd, Inc.

/s/ Laurie Weisberg
Laurie Weisberg
Chief Executive Officer and Director